Exhibit 99.1

RRSAT ANNOUNCES ELECTION OF KOBY ZONTAG TO WTA BOARD
OF DIRECTORS

RE’EM, Israel – June 15, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced that Koby Zontag, RRsat Senior Director, Sales and Business Development, has been elected to the Board of Directors of the World Teleport Association. Mr. Zontag was officially elected to join the WTA Board last week after temporarily filling the position vacated by Mr. Chris Russell in March 2011.

“Mr. Zontag joined RRsat in 2007 and has been responsible for leading many of RRsat’s significant advances in developing new business relationships,” said Mr. David Rivel, Founder and CEO of RRsat.  “We are very pleased to have Mr. Zontag recognized by the WTA and chosen to actively participate in the governing board of the WTA where, as a staff member of one of the leading independent teleports, he can advocate for the type of excellence and good business practices which both RRsat and the WTA stand for.”

Mr. Robert Bell, Executive Director of WTA, said, "WTA seeks the industry's most innovative and able leaders for service on our Board of Directors.  Mr. Zontag is an outstanding example.  We are grateful to him for his service and look forward to the impact he will have on our work for WTA's members around the world."

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 590 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com